787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 26, 2012

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Ms. Katherine Wray, Attorney-Advisor

Re:	Yahoo! Inc. Preliminary Proxy Statement on Schedule 14A Filed March 21, 2012 by Third Point LLC et al File No. 000-28018

Dear Ms. Wray:

 Please find set forth below the responses of Third Point LLC (“Third Point”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced proxy statement (the “Proxy Statement”) regarding Yahoo! Inc. (the “Company” or “Yahoo!”) contained in your letter, dated March 30, 2012 to Mr. Daniel S. Loeb, Chief Executive Officer of Third Point.  We note that on May 13, 2012, Third Point and Yahoo!, among others, entered into a settlement agreement to terminate the proxy solicitation (the “Solicitation”) to which the Proxy Statement related.  With the Solicitation terminated, there is no need for the Proxy Statement to be updated.

 General

1.
Comment: Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists.  Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on supplemental basis with a view toward disclosure.  We cite the following non-exhaustive examples of statements or assertions in your materials that require supplemental information or further disclosure to support your belief or opinion:

•	Your belief that the company’s organizational and operating structure is “challenged,” as stated in the letter to shareholders;

New York Washington Paris London Milan Rome Frankfurt Brussels in alliance with Dickson Minto W.S., London and Edinburgh

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Response:  The statement that the Company’s organizational and operating structure was challenged is demonstrated by numerous statements of, and actions by, the Company itself.

For example, on pages 2 and 6 of the transcript of the Company’s January 24, 2012 earnings call for the fourth quarter of 2011, supplementally provided to the Staff herewith (the “January 24 Transcript”), then-CEO Scott Thompson referenced the challenge of moving “a company as large and as complex as Yahoo” and stated his goal was to have the Company “playing offense rather than defense.” On page 4 of the January 24 Transcript, CFO (and former interim CEO) Tim Morse noted that: “In the larger context, despite [certain] foundational improvements, revenue isn’t growing. In fact, we’ve lost share in display advertising. Given the investments we’ve made over the last couple of years, we expected better. And as Scott said earlier, we believe this business should and will achieve better.”

On April 4, 2012, in response to those and other concerns, which were widely discussed in the media, the Company publicly announced plans to lay off 2,000 employees (roughly 14% of its reported workforce) to make the Company’s organization “smaller, nimbler, more profitable and better equipped to innovate as fast as our customers and our industry require.”  In that same public announcement (supplementally provided to the Staff herewith), Mr. Thompson, explaining the layoffs, stated: “We are intensifying our efforts on our core businesses and redeploying resources to our most urgent priorities. Our goal is to get back to our core purpose.”

Following the Company’s announcement, on April 10, 2012, Bloomberg reported that Mr. Thompson, discussing the Company’s restructuring and reorganization, stated: “There’s a lot to do and that’s why I can’t stress enough that we all need to get stuff done.  Getting stuff done is short hand for eliminating bureaucracy…”  The Wall Street Journal blog All Things Digital also reported on April 10, 2012 on the significance of the challenges facing the Company, noting that Yahoo! was working on a “restructuring of the company that will drastically change how it is run.”  Copies of both of these articles have been supplementally provided to the Staff herewith.

We believe that the foregoing statements made by the Company demonstrate that the Company’s organizational and operating structure was challenged, and the major restructuring announced by the Company in response to these challenges served to underscore how accurate this observation is.

•
The following assertions made on page 8: “Over the course of his career, Mr. Loeb has developed an understanding of value creation and the methods by which companies, such as the Company, may unlock value for its shareholders,” and “Throughout his tenure at Third Point, Mr. Loeb has been a thoughtful, outspoken champion for good corporate governance and, through Third Point

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Ventures, a venture investment fund managed by Third Point, has developed a track record of successful investments in technology companies;” and

Response:

Understanding of Value Creation

During Mr. Loeb’s more than twenty-five year career on Wall Street and in the investment management business, he has developed an understanding of value creation and the methods by which companies may unlock value for its shareholders.  We believe the validity of this assertion is well demonstrated by various event-driven investments Mr. Loeb has overseen, which have been described by him in publicly available letters to the investors in Third Point Offshore Master Fund L.P. (each supplementally provided to the Staff herewith).

Describing an investment in Sara Lee Corporation (“Sara Lee”), Mr. Loeb wrote in a letter to investors dated July 22, 2011:

“After divesting assets for the better part of a decade, Sara Lee now largely consists of a North American branded meat business and an international coffee and tea business.  [Sara Lee] plans to pay a $3 special dividend and spin off the coffee business in the first half of 2012.

We are excited about this investment for several reason.  First, the market continues to underestimate the true earnings power of these assets, as operating margins are poised to rebound significantly from a combination of cost reduction efforts and pricing actions taken to offset recent commodity inflation.  At $19.50, we believe [Sara Lee] is trading at roughly 7x our best estimate of normalized EBITDA.  Sara Lee’s US and European peers trade at approximately 9x, implying a meaningful upside for [Sara Lee] from these levels.  Second, we like that the new Chairman of the Board, Jan Bennink, is playing a very active role.  He was hired to oversee the separation of[Sara Lee] and is very engaged, buying stock for himself and acting like a CEO.  Bennink has an impressive record of value creation from his days at Numico, where he dramatically reaccelerated organic sales growth in what was then considered a mature market (Western European baby food) before selling the business to Danone for a huge premium.  Finally, we believe that both businesses will be attractive to strategic buyers.  Our view is that Sara Lee’s meat business could be acquired quickly, and the coffee business could be ‘Numico all over again.’”

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Addressing the energy sector, Mr. Loeb noted in a letter to investors dated April 8, 2011 (the “April 8, 2011 Letter”):

“Beginning in the Fourth Quarter of 2010, we started focusing on transactional activity in the energy sector, specifically spin-outs of embedded business units.  Many of these transactions include use of an MLP [master limited partnership] structure, which confers tax advantages for investors and therefore leads to higher multiples for the equity following the spin.  These investments are based on the classic event-driven recipe of unlocking shareholder value through restructuring, as opposed to directional bets on energy prices.”

One example of Mr. Loeb’s implementation of this strategy is found in Third Point’s investment in The Williams Companies (“Williams”), about which Mr. Loeb wrote in the same letter:

“The Williams Companies is a diversified energy company with two primary segments: energy exploration and pipelines.  It had long been seen as an attractive candidate for a spin-off restructuring.  In 2005, [Williams] had spun out a portion of its pipeline business into a publicly traded MLP (Williams Partners LP – WPZ) but had never moved seriously to split the two businesses completely.  However, in the Fourth Quarter of 2010, two important “tells” suggested to us that the situation had changed.  First, [Williams’] long time CEO, who had been opposed to pursuing a spin-out, announced his retirement.  Second, in November, [Williams] announced the acquisition of some attractive acreage in the Bakken Shale, an acquisition that we believed was at least partly motivated by a desire to improve the standalone investment appeal of its E&P business segment.  We invested around this time, and were rewarded in February when [Williams] announced it would split [itself] via an initial IPO of the E&P business (selling 19% of that business to the public) in the second half of 2011 and then execute a full spin of the remaining 81% to shareholders in early 2012.”

Two other examples of Third Point investments in the energy industry that similarly exemplify Mr. Loeb’s understanding of how to unlock value for shareholders were CVR Energy, which spun-off of its fertilizer business, and El Paso Corporation, which sold its exploration and production business, both of which are also discussed in the April 8, 2011 Letter.  Investments such as these have resulted over the years in Third Point generating meaningful investment returns for its investors and for its fellow shareholders.

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Corporate Governance Advocacy

Mr. Loeb has long been a thoughtful, outspoken advocate for good governance and shareholder rights in respect of many public companies in which funds managed by Third Point have had an interest.  For example, In 2003, Mr. Loeb publicly criticized Potlatch Corporation’s phased voting provisions, which enhanced the voting power of longer-term shareholders, and brought these discriminatory provisions to the attention of the NYSE in a letter to its interim chairman and chief executive officer, Mr. John Reed.  In 2004, Mr. Loeb publicly criticized the conflicts of interest posed by InterCept, Inc.’s (“InterCept”) practice of leasing a corporate jet owned by a partnership, which was in turn owned by both the company’s chief executive officer and a company director, who also served as a partner at a law firm to which Intercept had recently paid several million dollars in legal fees.  In 2005, Mr. Loeb sued to force Ligand Pharmaceuticals, Inc. to hold its overdue annual meeting of shareholders, as required by Delaware law.  Also in 2005, Mr. Loeb publicly called for the chief executive officer of Star Gas Partners L.P. (“Star Gas”) to clarify the appointment of his mother to the company’s board of directors, in particular when viewed against Star Gas’ Code of Conduct and Ethics (which indicated that a “likely conflict of interest” existed where “[one] cause[d] Star Gas to engage in business transactions with relatives or friends”).  With respect to Third Point’s 2006 investment in Nabi Biopharmaceuticals (“Nabi”), Mr. Loeb questioned Nabi’s use of an investment bank which had a long-standing relationship with the company’s chief exective officer, which could prevent the company from receiving objective advice that would lead to the creation of maximum shareholder value.  And, in connection with Third Point’s recently terminated proxy contest with the Company, Mr. Loeb brought to light apparent misrepresentaions of the CEO’s and another director’s credentials, and raised questions as to the corporate processes that resulted in the hiring of the Company’s CEO and appointment of the other directors to the board.

In each example referenced above, we have supplementally furnished to the Staff herewith copies of materials previously filed with the Commission or otherwise publicly disseminated by Third Point.1

Successful Technology Investments

In connection with Third Point Ventures,which is a venture investment portfolio within the funds managed by Third Point, Mr. Loeb has also made successful, long-term investments in a number of venture stage companies, including: Ception Therapeutics (which generated an internal rate of return of approximately 36% and which was valued at the time of Third Point’s exit at over three times Third Point’s investment, which spanned five years) and LitePoint Corporation (which generated an internal rate of return

1  With respect to Mr. Loeb’s criticism of Potlatch Corporation’s phased voting policies, funds managed by Third Point did not hold an interest in Potlatch Corporation which would have required the filing of these materials with the Commission.  A copy of the letter to Mr. Reed is included in the supplemental materials furnished herewith.

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

of approximately 44% and which was valued at the time of the company’s sale to Teradyne, Inc. in October 2011 at approximately five times Third Point’s investment, which spanned four years).

•
The reference on page 9 to MAEVA, the firm founded by Mr. Wilson, as “a nationally-recognized expert in corporate restructurings and turnarounds and in leading complicated businesses through corporate transitions.”

Response:  Third Point had intended to revise its disclosure regarding Mr. Wilson and MAEVA to clarify that Mr. Wilson, rather than his firm, is a nationally-recognized expert in corporate restructurings and turnarounds and in leading complicated businesses through corporate transitions.  Mr. Wilson’s standing is evidenced by the announcement on September 6, 2011, by the Office of the Press Secretary of the White House, of Mr. Wilson’s appointment as a member of the Pension Benefit Guaranty Corporation, which noted Mr. Wilson’s “deep expertise in corporate restructuring.”  Similarly, a May 29, 2009 article in The Wall Street Journal touted Mr. Wilson as a “key voice inside President Barack Obama’s auto task force,” describing him as “the U.S. field general” in “the effort to save General Motors Corp.”  Copies of each of these documents have been supplementally furnished to the Staff herewith.

Where support for your statements is based on third-party articles, reports or other materials, please provide for our review copies of the documents marked to identify the cited information.

Response:  As indicated above, we have supplementally furnished to the Staff herewith copies of the documents  referenced in the responses above, the relevant portions of which have been marked for the Staff’s convenience.

 Background of the Solicitation, page 3

2.
Comment: Please revise to briefly explain your description of Third Point’s approach to global investing as “event-driven.”  Please also supplementally explain to us how this event driven approach is consistent with the implication in your March 28, 2012 letter to Scott Thompson, filed as additional soliciting material on that date, that Third Point’s investment strategy, both in general and with respect to Yahoo in particular, is not focused on the “short term.”

Response:  Event-driven investing is characterized by identifying companies that are capable of creating value for shareholders as a result of the execution of significant corporate “events” over which management has considerable control.  Some events, such as mergers or leveraged recapitalizations, may result in the immediate realization of value, while others, such as corporate restructurings or repositionings, may allow for value to be achieved over a longer horizon.  This event-driven approach is consistent with the implication, in Third Point’s March 28, 2012 letter to Mr. Thompson, that Third

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Point’s investment strategy, both in general and with respect to Yahoo in particular, is not necessarily focused on the “short term.”

In the case of Yahoo!, Third Point made its investment based upon what it perceived as a significant discount to the Company’s intrinsic value, which would be meaningfully narrowed by new leadership that would focus on shareholder value and be capable of revitalizing the Company’s business.  Third Point invested in the belief that leadership change at Yahoo! could be a catalytic event for the realization of the Company’s inherent value, but with the understanding that the realization of value from a leadership change, given the magnitude of the task, would likely develop over a longer period of time as the Company’s core operations were turned around by new leadership.

This longer-term view is not unique to Third Point’s investment in Yahoo!.  For example, Third Point invested in Delphi Corporation (“Delphi”) via an investment in the company’s debtor-in-possession loan facility in the second quarter of 2009 while it was in bankruptcy.  Upon Delphi’s emergence from bankruptcy, Third Point has continued to hold its post-reorganization interest, based on the belief that Delphi will be a long term beneficiary of the transformation of the automotive industry.  Another example of Third Point’s “event-driven” investment strategy over a longer term is its investment in Aspen Technology, Inc. (“Aspen”).  Third Point initially invested in Aspen after the company was delisted from the NASDAQ in February 2008 for failing to timely file disclosure reports with the Commission.  Third Point remained invested in Aspen for over two years, through and after the company’s subsequent relisting on the NASDAQ in February 2010.  During this time Aspen achieved positive performance, which contributed meaningfully to Third Point’s returns in 2010.  Copies of Third Point’s publicly disclosed investor letters referencing the above investments have been supplementally provided to the Staff herewith, the relevant portions of which have been marked for the Staff’s convenience.

 Reasons for this Solicitation, page 5

3.
Comment: This section discusses the appointment of two new directors to the Yahoo board on February 7, 2012, and your belief that these appointments were not in the best interest of the company and its stockholders.  In connection with updating your filing generally to reflect events that have occurred since the filing of your preliminary proxy statement, please also expand the disclosure in the present section to discuss the three additional directors appointed by the company on March 25, 2012.

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

4.	Comment: Please provide us with the relevant portions of the press reports you cite on page 6.

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Response:  Forbes, reporting on January 4, 2012 the appointment of Mr. Thompson as CEO of the Company, stated that, “Analysts…were quick to note that Thompson…comes from a background in information technology, not media or advertising.  Thompson didn’t shy away from the implications of that, emphasizing technology and data as the strengths that will lead Yahoo to future greatness.”  On January 5, 2012, Bloomberg, similarly reporting on Mr. Thompson’s appointment, stated that, “Thompson said his priorities are boosting revenue and putting the company at the forefront of innovation.  Yahoo will turn its attention increasingly to mobile devices, such as tablet computers and smartphones.”  We have supplementally furnished to the Staff herewith the cited press reports and transcript, the relevant portions of which have been marked for the Staff’s convenience.

This observation was  also made by at least one sell side analyst.  A MarketWatch article describing the Company’s January 4, 2012 conference call announcing Mr. Thompson’s appointment noted that the first analyst question noted: “[Mr. Thompson], to a large degree is more of a technologist not a media or a turnaround expert which we thought really Yahoo! needed at this point.”

5.
Comment: Please expand to discuss more fully the potential impact of any changes or policy priorities your nominees may pursue, if elected to the board.  Shareholders should understand the implications of a vote in favor of your slate, noting that, if elected, the Third Point Nominees would not constitute a majority of the full board of directors.

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

 Matters to be Considered at the Annual Meeting

 Election of Directors, page 6

6.
Comment: You have reserved the right to vote for unidentified substitute nominees.  Please advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw.  In addition, please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.  We note in this regard your general statement that you intend to supplement the proxy statement in the event that the Third Point Entities determine to add nominees.

Response: In light of the termination of the Solicitation, we believe the above comment is moot.

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

7.
Comment: You state that, in the event that a vacancy in the slate of Third Point Nominees should occur unexpectedly, shares will be voted for a substitute candidate.  Please revise this statement so that it is consistent with Rule 14a-4(c)(5).

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

 Biographical Information Regarding the Third Point Nominees, page 7

8.	Comment: Please disclose whether you believe your nominees would qualify as independent under the listing standards applicable to the company.

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

 Daniel S. Loeb, page 8

9.	Comment: Please specify the date of BioFuel Energy Corp.’s initial public offering so that it is clear when Mr. Loeb served as a director of that company.

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

 Other Matters Likely to be Considered at the Annual Meeting, page 12

10.
Comment: You state that if the company includes in its proxy statement a proposal to ratify the appointment of PricewaterhouseCoopers as its independent accounting firm, you will use your discretion based on available information to vote any uninstructed proxies on this proposal.  This anticipated proposal regarding auditor ratification does not appear to be a matter for which proxies may confer discretionary authority under any of the categories set forth in Rule 14a-4(c).  Accordingly, please revise your disclosure and your form of proxy card to state how you will vote on this and any other additional proposal included in your proxy materials, in the absence of direction as to how to vote with respect to such proposal.

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

11.
Comment: Further to the above comment, please tell us supplementally your intentions with respect to amending your proxy statement to include additional proposals that may be included in the company’s proxy materials.  In this regard, it appears from a Form 8-K filed by Yahoo on June 24, 2011, that the company intends to hold an advisory vote on executive compensation this year and each year until the next required advisory vote on the frequency of say-on-pay votes.

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

 Information About the Company, page 16

12.
Comment: We note that this filing refers security holders to information that will be contained in Yahoo’s proxy statement for the annual meeting.  If you intend to rely on Rule 14a-5(c) to fulfill disclosure obligations, please disclose this fact.  Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide the omitted information to security holders.  Please advise as to the participants' intent in this regard.

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

13.
Comment: In the event that you do intend to rely on Rule 14a-5(c) as discussed in the prior comment, please revise to specify which Schedule 14A disclosure requirements you are incorporating from a prospective proxy statement to be filed by Yahoo.  Your list on page 16 does not appear complete in this regard.  As examples, we note that you do not reference here several of the disclosure items called for by Item 7 or Item 9 of Schedule 14A.

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

14.
Comment: Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if disclosure has been derived from outside sources of information.  Accordingly, please remove your disclaimer that you “take no responsibility for the accuracy or completeness of information contained in the company’s proxy statement.”

Response:  On behalf of Third point, we acknowledge the Staff’s comment.  However, in light of the termination of the Solicitation, we believe the above comment is moot.

 Form of Proxy

15.
Comment: Please revise to put in bold-face type the statements that this proxy is solicited on behalf of Third Point LLC et al, and that the Yahoo board of directors is not soliciting this proxy.  See Rule 14a-4(a) (1).  Please also put in bold-face type the statement regarding how you will vote if no direction is indicated with respect to the proposals.  See Rule 14a-4(b)(1).

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

16.
Comment: We refer to the second full paragraph on your form of proxy.  Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this on the proxy card.

Response:  In light of the termination of the Solicitation, we believe the above comment is moot.

* * * * * *

Ms. Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Office of Mergers and Acquisitions
June 26, 2012

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 728-8267.

Sincerely,

/s/ Michael A. Schwartz

Michael A. Schwartz

cc:	Via-Email
Josh Targoff, Esq., General Counsel, Third Point L LC
Manuel A. Miranda, Esq., Willkie Farr & Gallagher LLP

Enclosures